Changes in Affiliates (Exclusion)

1. Company to be disaffiliated:

? Company Name: POSCON

- Total Asset (KRW): 377,267,218,234

• Total Shareholders’ Equity (KRW): 186,861,438,932

• Total Liabilities (KRW): 190,405,779,302

• Capital Stock (KRW): 17,598,700,000

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies after Disaffiliation: 125